CORRELATE ENERGY CORP.

November 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Robert Shapiro and Mr. Lyn Shenk

Re:	Correlate Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2022 Form 10-Q for Fiscal Quarter Ended June 30, 2023
File No. 000-30746

Dear Messrs. Shapiro and Shenk:

On behalf of Correlate Energy Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 6, 2023 with respect to our Form 10-K for the year ended December 31, 2022 and Form 10-Q for the quarter ended June 30, 2023 as filed with the SEC as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended December 31, 2022 and 2021, page 38

1. Please revise to provide your discussion to quantify the key factors that resulted in the increases in sales and income from operations, and the extent these variances are attributable to changes in the amount of services sold and/or changes in prices and to the introduction of new services. Also, describe any unusual or infrequent events such as the negative impact of the COVID-19 pandemic or transactions (including acquisitions) or any significant economic changes that materially affected the amount of reported income from continuing operations and he extent to which income was so affected. Refer to Item 303(b)(2)(i) and (iii) of Regulation S-K.

Response: Pursuant to our communication with Staff, we have confirmed that we will address these items in all future filings with the SEC.

Item 9A. Controls and Procedures, page F-22

2. Please provide management's assessment of the effectiveness of disclosure controls and procedures at December 31, 2022 and disclose if there were any changes in internal control over financial reporting for the year then ended. Refer to Item 307 and Item 308(c) of Regulation S-K.

Response:  On November 27, 2023, we filed Amendment #1 to Form 10-K for the year ended December 31, 2022 solely with respect to Item 9A. Controls and Procedures, to address management’s assessment of the effectiveness of disclosure controls and procedures as well as to set forth the Company’s remediation plan with respect thereto.

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Form 10-Q for Fiscal Quarter Ended June 30, 2023

Condensed Consolidated Statement of Stockholders' Deficit

For the Six Months Ended June 30, 2023 and 2022, page 5

3. Please explain how you determined the settlement of the derivative liability of $5,844,608 recognized as a credit to additional paid-in capital for the period ended June 30, 2023 and revise your disclosures in the footnotes accordingly.

Response: Pursuant to our communication with Staff, we have confirmed that we will address these items in all future filings with the SEC.

Notes to Condensed Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Intangible Assets, page 8

4. Please disclose the types, amounts, useful lives, accumulated amortization, and aggregate amortization over the next five years for your intangible assets at June 30, 2023. Refer to ASC 360-30-50.

Response: Pursuant to our communication with Staff, we have confirmed that we will address these items in all future filings with the SEC.

Note 5. Equity

Warrants, page 15

5. Please disclose where the amounts are recognized in the financial statements for the issuance of 3,127,858 warrants valued at $3,309,045 and the issuance of 5,229,900 warrants valued at $4,575,776 associated with the convertible notes during the six months ended June 30, 2023. Refer to ASC 470-20-25 and ASC 470-20-50.

Response: Pursuant to our communication with Staff, we have confirmed that we will address these items in all future filings with the SEC. Within our Form 10-Q for the period ended September 30, 2023, we have clarified within Note 4, “Debt” on Pages 11 and 12 the following (see below italics and underlining for additional disclosure clarity):

Convertible Notes Payable

From January 24, 2023 to June 6, 2023, the Company entered into fourteen 14% convertible note payable agreements with proceeds totaling $2,564,950. The convertible notes, which have identical terms, require quarterly interest payments with the principal due at maturity eighteen months from issuances and are convertible at $3.20 per share of common stock. The conversion features were valued at $461,238 and recorded as a derivative liability pursuant to the Company’s contract ordering policy (Note 1). In connection with the convertible notes, the Company issued a total of 5,129,900 warrants to purchase shares of common stock exercisable at $0.85 per share. The warrants, which were immediately vested, were valued at $4,510,387 and recorded as a derivative liability pursuant to the Company’s contract ordering policy. As a result of the derivative liabilities from the conversion features and warrants, and pursuant to ASC 815-15-30, the Company recorded debt discounts totaling $2,564,950, which were limited to the net proceeds from the convertible notes, with the remaining $2,406,675 recognized as financing costs on the accompanying condensed consolidated statements of operations.

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Included in the fourteen convertible notes payable is a 14% convertible note payable agreement with proceeds totaling $100,000 with the Company’s CEO issued on January 24, 2023. The convertible note requires quarterly interest payments with the principal due at maturity eighteen months from issuance and is convertible at $3.20 per share of common stock. The conversion feature was valued at $22,569 and recorded as a derivative liability pursuant to the Company’s contract ordering policy (Note 1). In connection with the convertible note, the Company issued 200,000 warrants to purchase shares of common stock exercisable at $0.85 per share. The warrants, which were immediately vested, were valued at $209,180 and recorded as a derivative liability pursuant to the Company’s contract ordering policy. As a result of the derivative liabilities from the conversion features and warrants, and pursuant to ASC 815-15-30, the Company recorded a debt discount totaling $100,000, which were limited to the net proceeds from the convertible notes, with the remaining $131,749 recognized as financing costs on the accompanying condensed consolidated statements of operations.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 917-817-3651, or you can reach Todd Michaels, CEO.

Sincerely,

/s/ Jody R. Samuels
Jody R. Samuels, Esq.

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